Carney Technology Acquisition Corp. II

630 Ramona St.

Palo Alto, CA 94301

VIA EDGAR

August 29, 2022

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attn: William Demarest

Re:	Carney Technology Acquisition Corp. II
Form 10-K for the Year Ended December 31, 2021
Filed March 28, 2022
File No. 001-39779

Dear Mr. Demarest,

Carney Technology Acquisition Corp. II (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on August 19, 2022, regarding the Form 10-K for the Year Ended December 31, 2021, submitted to the Commission on March 28, 2022. For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Form 10-K for the Year Ended December 31, 2021

General

We note your response that indicates your Sponsor may have substantial ties to non-U.S. persons. Please revise your proposed risk factor disclosure in future filings to include the substance provided in your response letter, so that investors have necessary context to assess the risk you disclose.

The Company respectfully acknowledges the Staff’s comment and will revise its risk factor disclosures in future filings to include the substance provided in the Company’s response letter dated August 8, 2022.

****

We thank the Staff for its review of the foregoing. If you have further comments, please feel free to contact our counsel, Lijia Sanchez, at lsanchez@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ David Roberson
David Roberson, Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP